Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	September 2, 2011
NYSE: SVM

SILVERCORP NOTES LARGE SHORT POSITION IN STOCK AND RECEIPT OF AN ANONYMOUS LETTER ATTEMPTING TO DISCREDIT COMPANY AND MANIPULATE THE SHARE PRICE

VANCOUVER, British Columbia – September 2, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that there has been a dramatic increase in the short position of its shares over the past two months which is now approximately 23 million shares1, or 13% of the total outstanding shares.

Late yesterday afternoon the Company was forwarded a copy of an anonymous letter dated August 29, 2011 addressed to the Ontario Securities Commission, the Company’s Auditors, and various media outlets maliciously alleging a “Potential $1.3 Billion Accounting Fraud at Silvercorp”. The anonymous author also stated his firm held a short position in the Company’s shares and intended to make his concerns known through internet postings. The Company has not confirmed whether the letter has been disseminated to all the addressees or if any postings have been made.

Recognizing the concern in the market following recent news in relation to an alleged fraud involving Sino-Forest Corporation, another company with Chinese assets, the Company wishes to respond to the most serious allegations and has posted supporting information on its website to provide investors with comfort regarding the following allegations made in the anonymous letter:

1.

The central allegation is that while Silvercorp reported net profit of US$66 million to the SEC in calendar 2010, financials available from the Chinese State Administration of Industry and Commerce (SAIC) shows “SVM” reporting a loss of US$0.5 million for calendar 2010. This allegation is false. The SAIC website (http://wznj.saic.gov.cn, see attachment “A”) (links to document on website) discloses the following for Silvercorp’s four Chinese operating subsidiaries: (i) Henan Found filed net profit for Calendar year 2010 of RMB514,786,392; (ii) Henan Huawei filed a net loss of RMB5,658,605; (iii) Guangdong Found filed a loss of RMBXXX; and (iv) Anhui Yangtze filed a net loss of RMB1,214,663. On a consolidated basis, the net profit of these four Companies is RMB xxxxxxx ($US xxx million)[2]. The anonymous author’s numbers are clearly false.

[1] Source: (http://www.dataexplorers.com/products/data)
[2] Further information to reconcile this China GAAP consolidated total with the US$66 million figure will be posted on the Company’s website.

As further substantiation of Silvercorp’s net profit, copies of the 2010 Annual Income Tax Filing Forms for Henan Found and Henan Huawei, which include a receipt issued by the State Tax Bureau of the Luoning County of Henan Province, is also attached (2010 Income Tax Filing Form, Attachment B). (link to document on website ) In the 2010 Annual Income Tax Filing Form, Henan Found reported net revenue of RMB964,812,316 (US$xxx million), and a pre-income tax net profit of RMB590,727,919 and paid income tax of RMB75,941,527.

The filed financials with SAIC for the Company’s two revenue generating subsidiaries, Henan Found and Henan Huawei, have been posted on the Company’s website. These statements can also be independently confirmed by investors in two ways: (i) they are available for review on the SAIC website (an instructional video showing how to access information will be posted on the Company’s website); and (ii) on the cover of each filed SAIC document there is an anti-fraud code displayed which readers can use to verify those reports filed on the Chinese Certified Professional Accountant website (www.henicpa.org.cn).

In China, on each sale of goods the seller must charge Value Added Tax, and the receipt for the paid value added tax that are issued must be approved and is stamped by the government. The Company is posting details on its website showing a reconciliation of the Value Added Tax paid by Henan Found on its revenues along with copies of the government receipts. (Link to Appendix C)

2.	The letter further alleges that the Company’s cash position is grossly overstated. In fact: (a) Silvercorp, as at June 30, 2011, had a cash position of $230.5 million – more than all the cash ever raised in the Company’s history. Copies of Silvercorp’s current bank statements (July 31, 2011) are available on the Company’s website. (link to document on website ); (b) Since 2004 Silvercorp has raised in total $204 million through equity financings. Over the same period of time it has paid out $41 million in dividends, and has spent $31 repurchasing its own shares, including $16.5 million in the currently ongoing Normal Course Issuer Bid announced June 17, 2011; and, (c) The Company has $540.6 million in total assets and no long term debt as at June 30, 2011.

3.

The letter also states that the grade of the Company’s deposits is simply “too good to be true” compared to comparable companies. The Company acknowledges that its SGX Mine within its Ying mining district does have some of the highest grades in the industry. As disclosed in its most recent NI 43-101 report measured grades at the SGX Ying mine are 845g/t for silver. The mineral resource estimate for SGX was prepared by Mel Klohn L.P. Geol. of Spokane Valley, Washington, who is a Qualified Person with the firm of B.K Exploration Associates. Details of QA/QC procedures and assay lab information are described in the Technical Report filed on SEDAR under the Company’s profile and available on the Company’s website. (add link)

The Company has long established plans for an investor tour to the Ying mine site in the third week of September. All interested investors, analysts and media wishing to visit our mine site and view the ore and operations with their own eyes are asked to contact the Company to join the tour.

4.	The anonymous author also alleges that Henan Found’s 22.5% JV partner, the Henan Non-Ferrous Geology Bureau, which is a state owned enterprise, sold a 5% interest in Henan Found for US$7 million, implying the Henan Found assets are worth only $140 million. The anonymous author fails to mention that the transfer was to a related party and the price was determined based on their own mutual arrangement. Based on the joint venture contract and articles of association of Henan Found, the 22.5% joint venture partner can assign its interest to a related party. The value they selected is not indicative of fair market value and the Company’s understanding the transfer price was determined based on net book values.

In accordance with good governance practices, the Company has established a task force of independent directors consisting of Dr. Robert Gayton, Paul Simpson, LL,B. and Earl Drake, Canada’s former ambassador to China, to work with regulatory authorities to pursue an investigation into these allegations, and to discover the identity of the party behind these allegations. Silvercorp will pursue all legal options, whether in Canada, the United States, or China, to recover damages incurred by the Company as a result of these allegations.

Dr. Rui Feng, the Company’s Chairman, noted “It is unfortunate that this type of manipulative scheme is depressing our share price and harming our shareholders. I thank each of our shareholders for their patience and understanding while we try to identify the perpetrators of this libel. In addition, we will continue with our ongoing share buyback program, increase our investor relations efforts, and continue to focus on growth through exploration, acquisitions, and mine development. We are pleased with our current operations and look forward to reporting another profitable quarter.”

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.